August 1, 2022
By EDGAR Submission
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Erin Donahue, Attorney, Division of Corporation Finance
Re:        Valmont Industries, Inc.
Form 10-K for the Fiscal Yar Ended December 25, 2021
Filed February 23, 2022
File No. 001-31429
Dear Ms. Donahue:
Valmont Industries, Inc. (the “Company”), our client, is in receipt of the letter, dated July 29, 2022, from the Staff of the U.S. Securities and Exchange Commission with respect to the Company’s above-referenced filing. The comment letter requests that the Company provide its written responses to the Staff within 10 business days or to advise the Staff when it will provide a response. As we discussed this morning, the Company is in the process of preparing its response, and respectfully requests an extension to August 29, 2022 to complete and provide its written response to the Staff.
If you have any questions regarding the foregoing, please do not hesitate to call me at (402) 341-3070.
Sincerely,
__/s/ Guy Lawson___________________________
 Guy Lawson
cc: Jennifer Angelini, Attorney, Division of Corporation Finance
     Avner Applbaum, Executive Vice President and
        Chief Financial Officer, Valmont Industries, Inc.

McGrath North Mullin & Kratz, PC LLO | First National Tower, Suite 3700 | 1601 Dodge St. | Omaha, NE  68102 | www.mcgrathnorth.com | 402.341.3070